UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K   REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

OMB:3235-0116
Exp:30Sept07

CONTINENTAL ENERGY CORPORATION

(Translation of registrant's name into English)

14001 Dallas Parkway, Suite 1200, Dallas, Texas 75240

(Address of registrant's principal executive offices)

For the months of: **JANUARY AND FEBRUARY 2007**   Commission File No.: **0-17863**

Under cover of this page and forming a part of this Form-6K filing please find attached the following documents:

1.   **"Notice of Change in Fiscal Year-End"**, dated December 27, 2006

2. **"Press Release"**, dated January 18, 2007, "Bengara-II Drilling Contract Awarded"

3. **"Form 51-101 F1, F2 & F3 Annual Oil and Gas Disclosure"** for the fiscal year ended June 30, 2006

4. **"Press Release"**, dated February 12, 2007, "Continental Energy Files Oil and Gas Activities Report"

5. **"Press Release"**, dated February 13, 2007, "Continental Reports Q1 FY2007 Results"

6. **"Quarterly Report – For Fiscal Quarter Ended December 31, 2006: End Quarter – 2 of Fiscal Year 2007"**, dated February 28, 2007. Includes un-audited quarterly interim financial statements for the second quarter ending December 31, 2006 of the Company's 2007 fiscal year. Also includes management discussion and analysis of registrant's affairs, material events di8sclosure. The report is presented in the Form-51/901F quarterly and annual report format required by the Canadian British Columbia Securities Commission in the registrant's home jurisdiction

All of the above listed documents have also been filed separately by the registrant electronically on SEDAR, the "System for Electronic Archiving and Retrieval", in compliance with Canadian British Columbia Securities Commission regulations in the registrant's home jurisdiction. The listed documents are available for public review and download in Adobe Acrobat® PDF file format from SEDAR's internet website, www.sedar.com.

*i - Indicate by check mark whether the registrant files annual reports under cover of **FORM 20-F X** or Form 40-F _.*

ii - Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by: Regulation S-T Rule 101(b)(1) ___ or Regulation S-T Rule 101(b)(7) ___ .

***Note:** Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.*

***Note:** Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.*

*Iii – Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934; Yes __ or **No X**.*

If "Yes" is marked, the file number assigned to the registrant in connection with Rule 12g3-2(b) is ___ .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTINENTAL ENERGY CORPORATION   **Date: 15 March 2007**
(Registrant)

                    "James D. Eger"

By: _____
            James D. Eger, Director & Secretary

December 27, 2006

Filed via Sedar

BC Securities Commission
Alberta Securities Commission

Dear Sirs:

RE: Notice of Change in Fiscal Year-End

a) Please be advised that Continental Energy Corporation ("Continental" or the "Company") has changed its year-end;

b) The reasons for the change in year-end include:
    i)   To facilitate the Company's planning and budgeting by moving to a calendar quarter; and
    ii) To facilitate 3rd party analysis by having the Company's financial results reported in the same periods as most of its peers

c) The Company's old financial year-end was July 31st.

d) The Company's new financial year-end is June 30th.

e) The Company's transition year consisted of an 11 month period ended June 30, 2006 with interim financial statements consisting of the following:
    i)   The three months ended October 21, 2005 as compared to the three months ended October 31, 2004 [*filed*];
    ii) The three months ended January 31, 2006 as compared to the three months ended January 31, 2005 [*filed*];
    iii) The three months ended April 30, 2006 as compared to the three months ended April 30, 2005 [*filed*];

    The Company has filed its annual financial statements for the eleven months ended June 30, 2006 as compared to the twelve months ended July 31, 2005.

    The Company's new fiscal year will consist of a 12-month period ended June 30, 2007 with interim financial statements consisting of the following:
    i)   The three months ended September 30, 2006 as compared to the three months ended October 31, 2005;
    ii) The three months ended December 31, 2006 as compared to the three months ended January 31, 2006;
    iii) The three months ended March 31, 2007 as compared to the three months ended April 30, 2006;

    The Company will file annual financial statements for the twelve months ended June 30, 2007 as compared to the eleven months ended June 30, 2006.

Dated at Dallas, TX this 27th day of December 2006.

CONTINENTAL ENERGY CORPORATION
Per:

"James D. Eger"

James D. Eger
CFO



Continental
ENERGY CORPORATION

PRESS RELEASE

Email: INFO@CONTINENTALENERGY.COM
Web: WWW.CONTINENTALENERGY.COM
Symbol: OTC-BB: **CPPXF**

Source: Continental Energy Corporation

Bengara-II Drilling Contract Awarded

DALLAS - January 18, 2007 - Continental Energy Corporation (OTCBB: CPPXF) today announced that its 18% owned Indonesian subsidiary Continental-GeoPetro (Bengara-II) Ltd. ("CGB2") has awarded a turn-key, integrated drilling services contract to drill and test Seberaba-1, the first of four exploration wells planned for 2007 on the 3,650 square kilometer (900,000 acre) Bengara-II Production Sharing Contract, onshore East Kalimantan, Indonesia.

Indonesian drilling contractor PT Indo Sichuan Petroleum was awarded the contract and will deploy a 1,500 Horsepower land drilling rig for the job. Mobilization of the rig and equipment to the drillsite is underway with drilling to commence in March 2007.

Drilling of the 4,200 meter (13,780 foot) Sebaraba-1 well is expected to take up to 70 days at a cost of over US$ 6,000,000. The four well drilling program is fully funded, as detailed in Continental's earlier press release dated October 11, 2006.

About Continental Energy Corporation:
Continental Energy Corporation is an independent oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. For further information, please visit our web site at www.continentalenergy.com .

For more information please contact Jim Eger at 877-762-2366, Suite 1200, 14001 Dallas Parkway, Dallas, Texas, 75240

CONTINENTAL ENERGY CORPORATION
The "Reporting Issuer" Or The "Company"

FORM 51-101F1 STATEMENT OF RESERVES DATA
AND OTHER OIL AND GAS INFORMATION

For Fiscal Year Ended 30 June 2006

This is the form referred to in item 1 of section 2.1 of National Instrument 51-101
Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). Terms for which a
meaning is given in NI 51-101 have the same meaning in this Form 51-101F1.

TABLE OF CONTENTS

PART 1	DATE OF STATEMENT	Page 1
PART 2	DISCLOSURE OF RESERVES DATA	None - Not Included
PART 3	PRICING ASSUMPTIONS	None - Not Included
PART 4	CHANGES IN RESERVES & FUTURE NET REVENUE	None - Not Included
PART 5	ADDITIONAL INFORMATION RELATING TO RESERVES DATA	None - Not Included
PART 6	OTHER OIL AND GAS INFORMATION	Page 1
Form 51-101F2	Report On Reserves Data By Independent Qualified Reserves Evaluator Or Auditor	None - Not Included
Form 51-101F3	Report of Management and Directors on Oil And Gas Disclosure	Filed Separately

PART 1   DATE OF STATEMENT

Item 1.1   Relevant Dates

1. The date of this report and statement is: **December 21, 2006.**

2. The effective date of information provided in this statement is as of the Company's most recently completed fiscal year ended: **June 30, 2006**

3. The date of preparation of the information provided herein is: **December 21, 2006**

PART 6   OTHER OIL AND GAS INFORMATION

Item 6.1   Oil and Gas Properties and Wells

The Company's important oil and gas properties, wells, plants, facilities and installations are summarized as follows:

1. **Bengara-II Block Oil & Gas Property**

Property Name:	Bengara-II Block PSC Contract Area
Location:	East Kalimantan, Indonesia, mostly onshore, with part offshore.
Contract Area:	Total 364,900 hectares.
Contract Type:	Production Sharing Contract (PSC) with Indonesian government.
Contract Term:	Ten years exploration + additional 20 years production from 4 Dec 1997.
Operator:	Company's 60% owned subsidiary Continental-GeoPetro (Bengara-II) Ltd.
Exploration Wells:	None drilled by Operator to date.
Development Wells:	None drilled by Operator to date.
Producing Wells:	None drilled by Operator to date.
Plant & Equipment:	None.
Surface Facilities:	None.

Reserves:	The Bengara-II Block is an exploration stage property with no reserves of any classification attributable to it.

2. Yapen Block Oil & Gas Property*

Property Name:	Yapen PSC Contract Area
Location:	Papua, Indonesia, offshore.
Contract Area:	Total 710,500 hectares.
Contract Type:	Production Sharing Contract (PSC) with Indonesian government.
Contract Term:	Ten years exploration + additional 20 years production from 27 Sept 1999.
Operator:	Company's 60% owned subsidiary Continental-GeoPetro (Yapen) Ltd.
Exploration Wells:	None drilled by Operator to date.
Development Wells:	None drilled by Operator to date.
Producing Wells:	None drilled by Operator to date.
Plant & Equipment:	None.
Surface Facilities:	None.
Reserves:	The Yapen Block is an exploration stage property with no reserves of any classification attributable to it.

*****Note**: During the Company's most recently completed fiscal year ended June 30, 2006 the Company disposed of its entire 60% shareholding in the Yapen Block operating subsidiary on October 27, 2005 and from that date no longer has any interest in the Yapen Block property.*

Item 6.2   Properties With No Attributed Reserves

1. The gross area of all oil and gas properties with no attributed oil or gas reserves in which the Company has an interest, by country and property, are:

Country	*Property*	*At FYE June 30, 2006*	*At this Report Date*
Indonesia	Bengara-II Block	364,900 hectares	364,900 hectares
Indonesia	Yapen Block	Zero	Zero

2. The net area or area of the Company's oil and gas properties net to the Company's participating interest in them, by country and property, are:

Country	*Property*	*At FYE June 30, 2006*	*At this Report Date*
Indonesia	Bengara-II Block	218,940 hectares	65,682 hectares
Indonesia	Yapen Block	Zero	Zero

3. The Company does not expect any expiry of any portion of its net acreage position in any of its oil and gas properties during the forthcoming fiscal year. The Company's Bengara-II property was scheduled for a 25% gross area relinquishment in December 2005 but the Company requested a one year extension of the time to make this relinquishment and expects that the request shall be approved.

4. Each of the Company's oil and gas properties are held under concession arrangements with the host government which oblige the PSC concession holder to undertake specific exploration or development work on the properties. The nature, schedule and amount of the Company's commitments on its exploration properties are summarized below.

   (a) Bengara-II Block Oil & Gas Property

   Subsequent to yearend fiscal 2006 the Company sold 70% of its 60% interest in Bengara-II to CNPCHK, Limited., a wholly owned subsidiary of China National Petroleum (Hong Kong) Limited. At the same time, the Company's partner in Bengara-II sold 70% of its 40% interest to CNPCHK. To earn its 70% stake in Bengara-II, CNPCHK will pay for the drilling of 4 exploration wells in Bengara-II during calendar 2007.

In order to pay for this drilling program, CNPCHK deposited $18,700,000 into a jointly controlled bank account, which funds shall be used exclusively to pay for exploration drilling on Bengara-II. This $18,700,000 4 well expenditure will fulfill the $25,000,000 spending obligation on Bengara-II , as $6,300,000 had already been spent prior to the CNPCHK deal.

(b)   Yapen Block Oil & Gas Property

During the 2006 fiscal year, on October 27, 2005, the Company sold its 60% share holding interest in its Yapen Block operating subsidiary for US$ 3,600,000 cash and consequently as of the date of this report the Company no longer has any interest in, entitlements to or obligations in respect of the Yapen Block property.

Item 6.6   Costs Incurred

The net costs incurred by the Company to the Company's participating interest share of its oil and gas properties in the Company's most recently completed financial year ended June 30, 2006, by country, by property and by category of expenditure, are:

(a) New Property Acquisition Costs:

- Indonesia – Properties with Proved Reserves: None
- Indonesia – Properties with No Proved Reserves: None

(b) Existing Property Exploration Costs:

- Indonesia – Bengara-II Block -   US$ (8,190)
- Indonesia – Yapen Block -   None

(c) Existing Property Development Costs:

- Indonesia – Bengara-II Block -   None
- Indonesia – Yapen Block -   None

Item 6.7   Exploration and Development Activities

1. The number of gross wells and net wells completed in the Company's properties in the Company's most recently completed financial year ended July 31, 2005, by country and well classification, are:

- Indonesia – Completed Exploration Wells: None
- Indonesia – Completed Development Wells: None

2. The number of gross wells and net wells completed in the Company's properties in the Company's most recently completed financial year ended July 31, 2005, by country and well classification, that were oil wells, gas wells, service wells or dry holes are:

- Indonesia – Exploration Wells Completed as Dry Holes: None
- Indonesia – Exploration Wells Completed as Oil or Gas Wells: None
- Indonesia – Development Wells Completed as Producers: None

3. The Company's most important current and short term future planned oil and gas exploration and development activities, by country, are:

- Indonesia - The Company's 18% owned Indonesian operating subsidiary plans to drill 4 exploration wells in the Bengara-II Block during calendar 2007. The Company also expects to seek new oil and gas exploration and production properties in Indonesia and elsewhere during fiscal year 2007.

Form 51-101F2

The companion Form 51-101F2 "Report On Reserves Data By Independent Qualified Reserves Evaluator Or Auditor" to this Form 51-101F1 filed concurrently and is nil because the Company is an exploration stage company and has no reserves to report on.

Form 51-101F3

The companion Form 51-101F3 "Report of Management and Directors on Oil And Gas Disclosure" pertaining to this Form 51-101F1 is filed concurrently with this Form 51-101F1.

---oOo---

CONTINENTAL ENERGY CORPORATION
FORM 51-101F2
REPORT ON RESERVES DATA BY
INDEPENDENT QUALIFIED RESERVES EVALUATOR

This is the form referred to in item 2 of section 2.1 of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). Terms to which a meaning is ascribed in NI 51-101 have the same meaning in this form.

Report on Reserves Data

This Form 51-101F2 report is filed concurrently with Forms 51-101F1 and 51-101F3. This is a nil and blank report because the Company is an exploration stage company and has no oil and gas reserves to report.

Dated effective December 21, 2006

---oOo---


CONTINENTAL ENERGY CORPORATION
Form 51-101F3
Report of Management and Directors on Oil And Gas Disclosure

This is the form referred to in item 3 of section 2.1 of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). Terms to which a meaning is ascribed in NI 51-101 have the same meaning in this form.


<u>Reserves</u> Management of Continental Energy Corporation (the "Company") are responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

1. proved and proved plus probable oil and gas reserves estimated as at [last day of the reporting issuer's most recently completed financial year] using forecast prices and costs; and

2. the related estimated future net revenue; and

3. proved oil and gas reserves estimated as at [last day of the reporting issuer's most recently completed financial year] using constant prices and costs; and

4. the related estimated future net revenue.

<u>Independent Qualified Reserves Evaluator</u>   At such time as reserves are established an independent qualified reserves evaluator shall be appointed to review the Company's reserves data annually as required. The report of the independent qualified reserves evaluator shall be presented in the form prescribed by Form 51-101F2 and would be filed with securities regulatory authorities concurrently with this Form 51-101F3 report and with Form 51-101F1.

<u>Reserves Committee</u> The board of directors of the Company have established a Reserves Committee consisting of the undersigned directors and officers. At such time as the Company establishes oil and gas reserves it is the duty and responsibility of the Reserves Committee to:

1. review the Company's procedures for providing information to the independent qualified reserves evaluator;

2. meet with the independent qualified reserves evaluator[to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation and, because of the proposal to change the independent qualified reserves evaluator, to inquire whether there had been disputes between the previous independent qualified reserves evaluator and management; and

3. review the reserves data with management and the independent qualified reserves evaluator.

<u>Other Oil & Gas Information</u> The Reserves Committee of the board of directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has on the recommendation of the Reserves Committee, approved:

1. the content and filing with securities regulatory authorities of the reserves data and other oil and gas information in accordance with Form 51-101F1;

2. the lack of need to file a report this year or filing of a "nil" report of the independent qualified reserves evaluator in Form 51-101F2 due to the fact that the Company is an exploration stage company and as of the date of this report has no reserves; and

3. the content and filing of this report in Form 51-101F3.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Signed, and dated effective December 21, 2006

"s/b: Richard L. McAdoo"   *"s/b: James D. Eger"*

Richard L. McAdoo   James D. Eger
Director, President & Chairman of the Board   Director, Vice President - CFO & Secretary
Member of the Reserves Committee   Member of the Reserves Committee



PRESS RELEASE

Email: **INFO@CONTINENTALENERGY.COM**
Web: **WWW.CONTINENTALENERGY.COM**
Symbol: OTC-BB: **CPPXF**

Source: Continental Energy Corporation

Continental Energy Files Oil and Gas Activities Report

DALLAS – February 12, 2007 – Continental Energy Corporation (OTCBB: CPPXF) today announced that it has filed its Oil and Gas Activities Report for Fiscal Year 2006 on Forms 51-101F1, F2 and F3.

The effective date of the information contained in the report is the end of the Company's most recently completed fiscal year ended June 30, 2006.

On behalf of Continental Energy Corporation

"James D. Eger"

Secretary and CFO

About Continental Energy Corporation: Continental Energy Corporation is an independent oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. For further information, please visit our web site at www.continentalenergy.com or contact Jim Eger at 877-762-2366, Suite 1200, 14001 Dallas Parkway, Dallas, Texas 75240.



Continental ENERGY CORPORATION

PRESS RELEASE

Email: INFO@CONTINENTALENERGY.COM
Web: WWW.CONTINENTALENERGY.COM
Symbol: OTC-BB: **CPPXF**

Source: Continental Energy Corporation

Continental Energy Reports Q1 FY2007 Results

DALLAS – February 13, 2007 – Continental Energy Corporation (OTCBB: CPPXF) today announced that it had a loss of US$ 535,380, or $0.01 per share (fully diluted) for the first quarter ended September 30, 2006 of its 2007 fiscal year ending June 30, 2007 and that it has filed its Interim Quarterly report with securities regulators on SEDAR.

The date of the report is as of January 12th 2007 and a summary of management's discussion and analysis contained therein follows.

As at September 30, 2006, the Company's interim consolidated financial statements reflect a working capital position of $1,997,242. This represents a decrease in the working capital of approximately $289,680 compared to the June 30, 2006 working capital of $2,286,922. The cash balance at September 30, 2006 was $1,972,702 compared to $2,395,727 as at June 30, 2006, a decrease of $423,025.

The Company used $519,413 for operating activities during the three months ended September 30, 2006 compared with $71,910 in the three months ended October 31, 2005.

The cash resources provided by investing activities during the three months ended September 30, 2006 was $96,388 compared with $3,588,271 in the three months ended October 31, 2005. The Company's property expenditures have continued at a maintenance level until management decides to commence further exploration and development of its Indonesian properties. In the current period, the Company recognized $21,000 as proceeds from the sale of 70% of its interest in the Bengara subsidiary. The sale of the majority interest in Bengara leaves the Company with an 18% interest in Bengara. The Company will no longer consolidate its interest and therefore the Company recognized a $75,520 adjustment on deconsolidation. The prior year amount includes the proceeds from the Yapen sale in the amount of $3,600,000.

The cash resources provided by financing activities during the three months ended September 30, 2006 was $Nil compared with $5,388 used in the three months ended October 31, 2005. There were Nil shares issued during the current or prior periods. During the three months ended September 30, 2006, there were Nil Stock Options and Nil Warrants exercised.On September 30, 2006, the Company had options outstanding granted to directors, officers and consultants to purchase an aggregate of 7,890,000 shares at prices ranging from $0.15 to $0.40 and expiring at varying dates between December 30, 2006 and June 30, 2009. On September 30, 2006, the Company had warrants outstanding to purchase an aggregate of 6,548,334 shares at prices ranging from $0.15 to $0.50 and expiring at varying dates between December 30, 2006 and June 30, 2008.

Overall, the Company had a loss from operations during the three months ended September 30, 2006 of $535,380 compared to income of $3,451,135 in the three months ended October 31, 2005. The largest difference was the fact that the Company sold its Yapen subsidiary for cash proceeds of $3,600,000 and recorded a gain of $3,599,999 on disposition during the prior period. In the current period, the Company sold 70% of its interest in its Bengara subsidiary and recorded a gain of $60,324. The Company had a loss per share of $0.01 in the first quarter of 2007 compared to income per share of $0.06 in the first quarter of 2006. The fully diluted loss per share is $0.01 in 2007 compared to income of $0.05 in 2006. General and administrative expenses increased by $573,206 from $143,990 to $717,196 for the three months ended September 30, 2006 and three months ended October 31, 2005 respectively.

On behalf of Continental Energy Corporation

"James D. Eger"

Secretary and CFO

About Continental Energy Corporation: Continental Energy Corporation is an independent oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. For further information, please visit our web site at www.continentalenergy.com or contact Jim Eger at 877-762-2366, Suite 1200, 14001 Dallas Parkway, Dallas, Texas 75240.

CONTINENTAL ENERGY CORPORATION

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006

Expressed in U.S. dollars

(Unaudited - Prepared by Management)

These financial statements have not been reviewed by the Company's auditor.

Continental Energy Corporation Statement 1

(An Exploration Stage Company)

Interim Consolidated Balance Sheet

U.S. Funds

Unaudited - Prepared by Management

ASSETS	**31 December 2006**	30 June 2006
Current		
Cash	**$ 1,873,407**	$ 2,395,727
Goods and service tax recoverable	**1,768**	3,951
Accounts Receivable	**4,770**	-
Prepaid expenses and deposits	**41,074**	47,058
	1,921,019	2,446,736
Investment in Bengara	**1**	-
Resource Property Costs *(Note 4)*	**1**	1
Equipment *(Note 5)*	**81,946**	70,278
	$ 2,002,967	$ 2,517,015

LIABILITIES		
Current		
Accounts payable and accrued liabilities	**$ 106,432**	$ 159,814
Due to related parties	**166,994**	-
	273,426	159,814

SHAREHOLDERS' EQUITY		
Share Capital - *Statement 2 (Note 5)*	**10,584,832**	10,063,516
Contributed Surplus - *Statement 2*	**3,012,048**	2,998,183
Deficit - *Statement 2*	**(11,867,339)**	(10,704,498)
	1,729,541	2,357,201
	$ 2,002,967	$ 2,517,015

ON BEHALF OF THE BOARD:

"Richard L. McAdoo"
___________________________________, Director

"James D. Eger"
___________________________________, Director

- See Accompanying Notes -

Continental Energy Corporation
(An Exploration Stage Company)

Interim Consolidated Statement of Shareholders' Equity (Deficiency)

U.S. Funds
Unaudited - Prepared by Management

	Common Shares		Contributed		
	Shares	Amount	Surplus	Deficit	Total
Balance - 31 July 2005	56,427,936 $	23,434,025 $	2,742,810 $	(26,178,734) $	(1,899)
Issuance of shares for:					
Exercise of warrants	200,000	45,648	(15,648)	-	30,000
Exercise of options	480,000	134,962	(62,962)	-	72,000
Financing fees - warrants	-	-	155,419	-	155,419
Stock-based compensation	-	-	178,564	-	178,564
Reduction in capital *(Note 1)*	-	(13,551,119)	-	13,551,119	-
Income for the period - *Statement 3*	-	-	-	1,923,117	1,923,117
Balance - 30 June 2006	57,107,936	10,063,516	2,998,183	(10,704,498)	2,357,201
Issuance of shares for:					
Exercise of warrants	1,123,333	218,286	(49,786)	-	168,500
Exercise of options	900,000	303,030	(168,030)	-	135,000
Financing fees - warrants	-	-	112,723	-	112,723
Stock-based compensation	-	-	118,958	-	118,958
Income for the period - *Statement 3*	-	-	-	(1,162,841)	(1,162,841)
Balance - 31 December 2006	59,131,269 $	10,584,832 $	3,012,048 $	(11,867,339) $	1,729,541

- See Accompanying Notes -

Continental Energy Corporation Statement 3

(An Exploration Stage Company)

Interim Consolidated Statement of Operations

U.S. Funds

Unaudited - Prepared by Management

	For the Three Months Ended		For the Six Months Ended	
	31 December 2006	31 January 2006	**31 December 2006**	31 January 2006
Expenses				
Amortization	**$ 6,072**	$ 17,305	**$ 14,454**	$ 28,294
Consulting	**22,795**	4,198	**46,549**	6,303
Filing fees	**3,998**	7,111	**6,113**	7,634
Financing fees - warrants	**-**	-	**112,723**	-
Foreign exchange loss	**986**	5,169	**4,929**	11,061
Interest and bank charges	**1,258**	1,841	**2,485**	2,472
Investor relations	**37,422**	-	**48,350**	-
Management fees and bonuses	**402,500**	128,652	**494,071**	201,401
Office expenses	**47,676**	30,377	**136,376**	40,339
Professional fees	**66,312**	11,704	**127,569**	23,605
Rent, office maintenance and utilities	**2,867**	2,809	**67,077**	13,871
Shareholder communication	**4,213**	2,149	**5,203**	3,264
Stock-based compensation	**-**	72,929	**118,958**	72,929
Telephone	**5,475**	6,565	**14,972**	11,587
Travel	**46,710**	40,692	**165,651**	52,731
Loss Before the Undernoted	**(648,284)**	(331,501)	**(1,365,480)**	(475,491)
Other Income (Expenses)				
Gain on disposal of Yapen *(Note 4av)*	**-**	(93,166)	**-**	3,506,833
Gain on sale of Bengara shares	**-**	-	**60,324**	-
Gain on settlement of debt	**(424)**	41,995	**90,739**	48,850
Interest income	**22,571**	30,230	**48,197**	30,230
Settlement of court judgment *(Note 9c)*	**-**	(329,045)	**-**	(329,045)
Terminated farm out proceeds	**-**	100,000	**-**	100,000
Recovery (write-down) of resource property costs	**(1,324)**	(61,621)	**3,379**	(73,350)
Income (Loss) for the Period	**$ (627,461)**	$ (643,108)	**$ (1,162,841)**	$ 2,808,027
Income (Loss) per Share - Basic	**$ (0.01)**	$ (0.01)	**$ (0.02)**	$ 0.05
Income (Loss) per Share - Diluted	**$ (0.01)**	$ (0.01)	**$ (0.02)**	$ 0.04
Weighted Average Number of Shares Outstanding	**57,775,835**	56,567,066	**57,441,885**	56,497,501

- See Accompanying Notes -

Continental Energy Corporation
(An Exploration Stage Company)

Interim Consolidated Statement of Cash Flows

U.S. Funds
Unaudited - Prepared by Management

Cash Resources Provided By (Used In)	For the Three Months Ended		For the Six Months Ended	
	31 December 2006	31 January 2006	31 December 2006	31 January 2006
Operating Activities				
Income (loss) for the period	$ (627,461)	$ (643,108)	$ (1,162,841)	$ 2,808,027
Item not affecting cash				
Amortization	6,072	17,305	14,454	28,294
Financing fees - warrants	-	-	112,723	-
Gain on disposal of Yapen	-	93,166	-	(3,506,833)
Gain on sale of Bengara shares	-	-	(60,324)	-
Gain on settlement of debt	424	(41,995)	(90,739)	(48,850)
Stock-based compensation	-	72,929	118,958	72,929
(Recovery) write-down of resource property costs	1,324	61,621	(3,379)	73,350
Changes in current assets and liabilities				
Goods and service tax recoverable	1,908	(14)	2,183	(46)
Accounts receivable	(4,770)	-	(4,770)	1,000
Prepaid expenses and deposits	12,860	(39,464)	(37,513)	(27,641)
Accounts payable and accrued liabilities	72,938	321,754	55,130	370,054
Due to related parties	166,994	30,000	166,994	30,000
	(369,711)	(127,806)	(889,124)	(199,716)
Investing Activities				
Deconsolidation of Bengara	-	-	75,520	-
Resource property costs	(1,324)	(126,421)	(143,122)	(168,150)
Property costs reimbursed by joint venturers	-	64,800	146,500	94,800
Proceeds from disposition of Yapen, *net*	-	(93,166)	-	3,506,834
Proceeds from sale of bengara shares, *net*	-	-	21,000	-
Purchase of equipment, *net of recovery*	(31,760)	(65,750)	(36,594)	(65,750)
	(33,084)	(220,537)	63,304	3,367,734
Financing Activities				
Capital lease obligation	-	(6,999)	-	(12,387)
Share capital issued for cash, *net*	303,500	60,000	303,500	60,000
	303,500	53,001	303,500	47,613
Net Increase (Decrease) Cash	(99,295)	(295,342)	(522,320)	3,215,631
Cash position - Beginning of period	1,972,702	3,609,871	2,395,727	98,898
Cash Position - End of period	$ 1,873,407	$ 3,314,529	$ 1,873,407	$ 3,314,529

- See Accompanying Notes -

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 December 2006
U.S. Funds
Unaudited - Prepared by Management

---

1. **Nature of Operations**

    Continental Energy Corporation ("Continental" or the "Company") is an oil and gas exploration company engaged in the acquisition of a portfolio of oil and gas exploration properties with high potential resource prospects. Continental is focusing its efforts in Indonesia where large tracts of acreage can be accumulated, there is a history of oil exploration success, and geological conditions are favorable for hydrocarbon accumulation. Continental is an exploration stage company and none of its oil and gas properties currently generate revenue.

    These financial statements have been prepared on a going concern basis, which assumes that the Company will be able realize its assets and discharge its liabilities in the normal course of operations. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and meet its liabilities as they become payable.

---

2. **Significant Accounting Policies**

    a) **Basis of Presentation**

        These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of their application as the most recent annual financial statements, except as noted below. These interim financial statements should be read in conjunction with the audited financial statements of the Company as at 30 June 2006. All amounts in these financial statements are expressed in United States dollars.

    b) **Consolidation**

        These interim consolidated financial statements include the accounts of the Company and its one subsidiary and one joint venture company as follows:

        *   TXX Energy Corporation ("TXX"), incorporated in the state of Texas – 100% owned (Inactive)
        *   CG Xploration Inc. ("CGX") – 50% owned joint venture incorporated in the state of Delaware which has been accounted for on the proportionate consolidation method whereby the Company's proportionate share of assets, liabilities, revenues, costs and expenditures relating to CGX have been recorded in these financial statements.

        These interim consolidated financial statements also include the accounts of three former subsidiaries as follows:

        *   Continental-GeoPetro (Bengara-II) Ltd. ("Bengara"), incorporated in the British Virgin Islands *(Note 4a)* – 60% owned until 29 September 2006 at which time 70% of the Company's interest was sold. The Company's remaining 18% is now accounted for on an equity basis
        *   Continental-GeoPetro (Yapen) Ltd. ("Yapen"), incorporated in the British Virgin Islands *(Note 4a)* – 60% owned until 26 October 2005 at which time 100% of the Company's interest was sold
        *   GAT Bangkudulis Petroleum Company Ltd. ("GATB"), incorporated in the British Virgin Islands *(Note 4b)* - 70% owned until 31 July 2005 at which time 100% of the Company's interest was sold

        All intercompany transactions are eliminated upon consolidation.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 December 2006
U.S. Funds
Unaudited - Prepared by Management

3. Fair Value of Financial Instruments

The Company's financial instruments consist of cash, other receivables, accounts receivable and accounts payable. The carrying value of these financial instruments approximates their fair value due to their short-term maturity or capacity of prompt liquidation. Except as noted below, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.

The Company is exposed to currency risk in that some of its subsidiary operations are transacted in Indonesian Rupiah. The U.S. dollar value of the assets and liabilities of the subsidiary denominated in Rupiah will fluctuate due to changes in foreign exchange. The Company does not use any hedging instruments to reduce its foreign currency exposure.

4. Resource Property Costs

Details of oil and gas properties are as follows:

	30 June 2006 Balance		Exploration & Development (Recovery)		Costs Reimbursed by Joint Venturers		Recovery (Impairment)	Deconsolidation		31 December 2006 Balance
Bengara surrounding area	$	-	$	50,466	$	-	$	(50,465) $	-	$	1
Bengara-II PSC		1		92,656		(146,500)		53,844	(1)		-
	$	1	$	143,122	$	(146,500) $	3,379	$	(1) $	1

	31 July 2005 Balance		Exploration & Development (Recovery)		Costs Reimbursed by Joint Venturers		Recovery (Impairment)	Deconsolidation		30 June 2006 Balance
Bengara	$	1	$	343,914	$	(352,104) $	8,190	$	-	$	1
Yapen		1		(1)		-		-		-		-
	$	2	$	343,913	$	(352,104) $	8,190	$	-	$	1

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 December 2006
U.S. Funds
Unaudited - Prepared by Management

4. **Resource Property Costs** – *Continued*

   a) **Bengara and Yapen**

   By separate share purchase and transfer agreements ("SPTA") with effective dates of 1 August 1998 and subsequent amendments between 30 September 1998 and 19 January 2000, the Company purchased 100% of the issued and outstanding shares of Bengara and Yapen, two British Virgin Island companies with oil and gas exploration activities in Indonesia. The Company accounted for the acquisition of the subsidiaries using the purchase method of accounting for a business combination. Included in the Company's statement of operations are the results of operations of both subsidiaries from the date of acquisition to 29 September 2006 for Bengara *(Note 4avi)* and up to 26 October 2005 for Yapen *(Note 4av)*.

   <u>Bengara</u>

   Bengara was incorporated in the British Virgin Islands on 9 September 1997 and on 4 December 1997 entered into a production-sharing contract ("PSC") with Badan Pelaksanaan Minyak dan Gas Bumi ("BPMIGAS"), the Oil & Gas Governing Authority (formerly, PT Pertamina (Pesero) ("Pertamina"), the Indonesian government's state owned oil and gas enterprise). The Bengara-II PSC grants Bengara the exclusive authority, for a term of 30 years, to conduct petroleum exploration, development and production operations in an area of approximately 3,650 square kilometers known as the Bengara II Block area, East Kalimantan.

   Pursuant to the Bengara-II PSC as currently amended, Bengara undertook a cumulative expenditure commitment through the initial ten year PSC exploration period ending 4 December 2007 which totals $25,000,000, of which approximately $6,300,000 has been spent as of 29 September 2006.

   The Company's activities within the Bengara-II PSC contract area are currently in the exploration stage and no crude oil or natural gas revenues are being generated within the contract area. The Company considers the Bengara-II PSC contract area to be a promising oil, gas and condensate exploration area but to date has not identified any resource. Bengara owns an undivided 100% controlling interest in the Bengara-II PSC.

   Due to exploration risk and the overall uncertainty of drilling results on exploration properties the Company determined that the recoverability of the costs associated with Bengara to which Bengara is entitled under the PSC upon commencement of oil or gas production is uncertain, consequently the Company wrote down the carrying value of the Bengara-II PSC property to $1 in the fiscal year ended 31 July 2003. The Company continues to evaluate expenditures for impairment and writes off impaired costs in the period when such determinations are made.

   On 29 September 2006, the Company entered into a farm-out agreement that reduced its interest in Bengara to 18% *(Note 4avi)*.

   <u>Yapen</u>

   Yapen was incorporated in the British Virgin Islands on 8 January 1998 for the purpose of holding the Yapen PSC with BPMIGAS, which was signed on 27 September 1999. Prior to its farm-out agreement with Medco *(Note 4aii),* Yapen owned a 100% controlling interest in the PSC. However, as a result of the Medco farm-out agreement and Medco's subsequent farm out to Maraja (Note 4aiv), Yapen retained only a 10% interest in the Yapen PSC. On 15 August 2005, Yapen reacquired a 75% interest (*Note 4aiv*). During the 2005 fiscal year, the Company sold its interest in the Yapen subsidiary (*Note 4av*).

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 December 2006
U.S. Funds
Unaudited - Prepared by Management

4. **Resource Property Costs** – *Continued*

    a) **Bengara and Yapen** – *Continued*

        Yapen – *Continued*

        Due to exploration risk and the overall uncertainty of drilling results on exploration properties the Company determined that the recoverability of the costs associated with Yapen to which Yapen is entitled under the PSC upon commencement of oil or gas production is uncertain, consequently the Company wrote down the book value of the Yapen PSC property to $1 in the fiscal year ended 31 July 2003.

        Since entering into the Bengara and Yapen PCSs, the Company or the Bengara and Yapen subsidiaries have entered into several farm-out agreements with various joint venture partners. As part of the agreements, the joint venture partners are required to pay their share of incurred costs such that the interests in the properties are retained.

        Bengara and Yapen Farm-Outs

        i)   GeoPetro Resources Company ("GeoPetro") - Yapen and Bengara Farm-Out

        The Company and GeoPetro of San Francisco, California entered into a Farm-Out Agreement ("FOA") dated 1 January 2000 pursuant to which the Company farmed out 40% of its 100% interest in each of the Yapen and Bengara subsidiaries and their respective underlying properties. Joint Operating Agreements ("JOA") also dated 1 January 2000 between GeoPetro and the Company provide for joint venture operations of the Yapen and Bengara subsidiaries. Under these JOA the Company is obliged to contribute its 60% share of Yapen and Bengara PSC work commitments and expenditures and is entitled to take a 60% share of all revenues realized by the subsidiaries from the Yapen and Bengara PSCs.

        In a letter agreement dated 27 October 2005 the Company and GeoPetro agreed to terminate the provisions of the GeoPetro FOA pertaining to Yapen and to terminate in its entirety the Yapen JOA. These terminations coincided with the sale by the Company and by GeoPetro of all of their respective shares of Yapen to Nations *(Note 4av)*. As of 27 October 2005 the Company no longer has any interest in, entitlements to or obligations in respect of the Yapen PSC.

        As part of the closing documents signed 28 September 2006 with CNPC-HK (Note 4avi) the GeoPetro FOA and GeoPetro JOA pertaining to Bengara-II were terminated.

        ii)   Medco International Ventures Ltd. ("Medco") - Yapen Farm-Out

        On 5 November 2002, the Company's subsidiary, Yapen, completed an agreement to farm out 90% of it's PSC to Medco. As a result of this Medco farm-out agreement, Yapen assigned 90% of the Yapen PSC to Medco and Yapen retained a 10% interest in the Yapen PSC. Medco subsequently farmed out a 75% share of its Yapen PSC to Maraja (Note 4aiv) but Yapen's 10% interest was unaffected.

        iii) China Wisdom International (HK) Ltd. ("China Wisdom") - Bengara Farm-Out

        During the 31 July 2003 fiscal year, the Company and its farm out partner, GeoPetro, entered into an agreement with an unrelated partner, China Wisdom, to dispose of 40% of the Bengara subsidiary.

        The agreement was terminated during the 2004 fiscal year due to China Wisdom's default and failure to fulfill its drilling obligations under the farm-out agreement.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 December 2006
U.S. Funds
Unaudited - Prepared by Management

---

4. **Resource Property Costs** – *Continued*

    a) **Bengara and Yapen** – *Continued*

        Bengara and Yapen Farm-Outs – *Continued*

        During the 2006 fiscal year, Geopetro reimbursed the Company in the amount of $100,000 for prior costs incurred by the Company in respect of the China Wisdom farm-out. This has been recorded as terminated farm out proceeds in the statement of operations.

        iv) Maraja Yapen Energy Ltd. ("Maraja") - Yapen Farm-Out from Medco

        Pursuant to a farm-out agreement with Maraja dated 28 June 2005, Medco farmed out a 75% share of its Yapen PSC interest to Maraja and Yapen's 10% interest in the Yapen PSC was unaffected. Maraja failed to perform its obligations to Medco under the said farm out agreement resulting in Maraja's breach of contract and consequently in accordance with the provisions of the farm-out agreement Maraja's 75% interest in the Yapen PSC was reassigned to Yapen in a deed of assignment dated 15 August 2005. The Company realized no proceeds from the reassignment.

        v) Nations Energy Company Ltd. ("Nations") Yapen Sale

        Pursuant to a share sale and purchase agreement dated 26 October 2005, the Company and GeoPetro sold 100% of their respective shares of Yapen to Nations, an unrelated buyer, for $6,000,000 cash. The Company was paid and received its 60% share of the Yapen sale proceeds of $3,600,000 at closing.

        This transaction resulted in a gain of $3,506,833 net of associated costs, calculated as follows based on the net book values recorded in Yapen as at 26 October 2005:

Assets	$	1
Liabilities		-
Net book value of Yapen		1
Proceeds on disposition, *net of bonuses and legal costs*		3,506,834
Gain on disposition of Yapen	$	3,506,833

        In recognition of exceptional service to the Company and its shareholders in their respective capacity and influence in concluding the Yapen sale to Nations the Company authorized on 1 December 2005 payment of cash bonuses totaling $90,000 to two executive officers.

        vi) CNPC (Hong Kong) Limited ("CNPC-HK") Bengara Sale

        During the current period, the Company sold 70% of its 60% interest in Bengara and its Bengara-II PSC to CNPC-HK, an unrelated buyer, for $21,000 cash on September 29, 2006. The Company retained an 18% shareholding of Bengara.

        To earn its 70% stake in Bengara, CNPC-HK paid an Earning Obligation in cash in the amount of $18,700,000 into Bengara to be used exclusively to pay for work in the Bengara area, including the drilling of four exploratory wells and including the Company's 18% share of such costs. CNPC-HK will also pay 100% of the exploration and development work, including the Company's 18% share of such costs, until the earlier of 1) an additional amount of $41,300,000 over and above the Earning Obligation funds has been expended or 2) the month after the first commercial lifting of crude oil from the Bengara area is delivered and sold. In addition, CNPC-HK will pay a cash bonus in the amount of $3,000,000 to the Company contingent upon the first commercial oil and gas discovery within the Bengara area.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 December 2006
U.S. Funds
Unaudited - Prepared by Management

4. Resource Property Costs – *Continued*

a) Bengara and Yapen – *Continued*

<u>Bengara and Yapen Farm-Outs</u> – *Continued*

The Company recognized its portion of the proceeds, being $21,000, as income. The net effect of this transaction was a gain of $60,324 based on the net book values recorded in Bengara as at 29 September 2006.

Effective 29 September 2006, all consultant and rental contracts were terminated by Bengara due to the sale of majority interest to CNPC-HK. Bengara paid 3 months severance on these contracts totalling approximately $133,000 of which the Company has paid its 60% share.

b) GAT Bangkudulis Petroleum Company Ltd. ("GATB")

On 31 August 2001, the Company completed the acquisition of 70% of the issued and outstanding shares in GATB from Dimensions West Energy Inc. ("DWE").

Prior to fiscal year end 31 July 2005, Pertamina gave notice to GATB in a letter dated July 2005 that it intended to terminate the Bangkudulis TAC together with several other Indonesian TAC's not yet in oil production. The TAC type contract is being discontinued in Indonesia.

The termination of the TAC eliminates the only material asset of GATB and consequently the Company sold its 70% share holding in GATB to an unrelated local investor for a nominal price of $1,000 effective 31 July 2005. All of GATB's liabilities and fixed assets were sold with the shares. The Company no longer has any interest in, entitlements to or obligations in respect of GATB or the TAC.

The Company recognized its portion of the proceeds, being $1,000, as income. The net effect of this transaction was a gain of $4,059,868, calculated as follows based on the net book values recorded in GATB as at 31 July 2005:

Assets	$	31,823
Current Liabilities		(682,979)
Contingent and Conditional Liabilities		(3,407,712)
Negative net book value of GATB		4,058,868
Proceeds on disposition		1,000
Gain on disposition of GATB	$	4,059,868

The purchaser acquired the Company's interest in GATB for $1,000 and assumed all the liabilities and obligations of GATB. Due to all of the fixed assets of the subsidiary having been written down to $1 prior to the disposal, the GATB subsidiary had a consolidated negative net book value of $4,058,868. Consequently, the disposal resulted in a gain on disposition.

Continental Energy Corporation
(An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements
31 December 2006
U.S. Funds
Unaudited - Prepared by Management

5. Equipment

Details are as follows:

	Costs		Accumulated Amortization		**31 December 2006 Net Book Value**
Computer equipment and software	$	137,071	$	55,125	**$ 81,946**
	$	137,071	$	55,125	**$ 81,946**

	Costs		Accumulated Amortization		30 June 2006 Net Book Value
Automobiles	$	66,510	$	66,510	$ -
Computer equipment		117,904		57,618	60,286
Field survey equipment		104,883		95,527	9,356
Furniture		6,788		6,152	636
	$	296,085	$	225,807	$ 70,278

6. Share Capital

a) Authorized Share Capital

The Company's authorized share capital consists of 600,000,000 shares divided into 500,000,000 common shares without par value and 100,000,000 preferred shares without par value. As at 31 December 2006, there are no preferred shares issued or outstanding.

b) Private Placements

On 13 December 2004 a Private Placement of 133,333 Units was completed for proceeds of $20,000. Each Unit consists of one common share and one share purchase warrant. Each warrant can purchase one additional common share for $0.50 until 6 December 2006.

On 7 February 2005 a Private Placement of 100,000 Units was completed for proceeds of $15,000. Each Unit consists of one common share and one share purchase warrant. Each warrant can purchase one additional common share for $0.50 until 7 February 2007.

On 18 April, 2005 a Private Placement of 50,000 common shares was completed for proceeds of $10,000.

On 28 April 2005 a Private Placement of 3,333,334 Units was completed for proceeds of $500,000. Each Unit consists of one common share and one share purchase warrant. Each warrant can purchase one additional common share for $0.50 until April 2007. The Company paid a finders fee to an arms length party who arranged the placement a total of $50,000 in cash and 166,667 Units, with a value of $25,000. Each Unit consists of one common share and one share purchase warrant. Each warrant can purchase one additional common share for $0.50 until April 2007.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 December 2006
U.S. Funds
Unaudited - Prepared by Management

---

6. **Share Capital** – *Continued*

   c) Shares for Debt

   During the 2005 fiscal year, the Company issued 813,700 common shares in settlement of certain trade payables in GATB in the amount of $122,055.

   d) Stock Options

   The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants. Options granted must be exercised within a period as determined by the Company's board of directors. Options vest on the grant date unless otherwise determined by the Company's board of directors. The aggregate number of common shares which may be reserved as outstanding Stock Options shall not exceed 20% of the total number of the Company's issued and outstanding common shares at any time, and the maximum number of options held by any one individual at any one time shall not exceed 5% of the total number of the Company's issued and outstanding common shares.

   New Stock Option Grants

   During the period, a total of 800,000 stock options were granted. A total of 500,000 were granted to a consultant having an exercise price of $0.40 per share and expiring on 30 September 2009. A total of 300,000 were granted to a consultant having an exercise price of $0.40 per share and expiring on 30 September 2007. The Company calculated the fair value of these options to be $100,321 on the grant date which was charged to operations.

   Prior Year Stock Option Grants

   On 23 June 2006 a total of 200,000 new stock options having an exercise price of $0.15 per share and expiring 29 June 2007 were granted to consultants. The Company calculated the fair value of these options to be $12,843 on the grant date which was charged to operations.

   On 18 November 2005 a total of 50,000 new stock options having an exercise price of $0.15 per share and expiring 21 November 2007 were granted to a consultant. The Company calculated the fair value of these options to be $4,854 on the grant date which was charged to operations.

   During the 2005 fiscal year, the Company granted a total of 5,150,000 stock options to directors, officers, consultants and employees. 50,000 options are valid until 30 December 2005 and have an exercise price of $0.17 per share. The remaining 5,100,000 options are valid until 30 April 2007 and have an exercise price of $0.15 per share. The Company calculated the fair value of these options to be $497,775 on the grant date which was charged to operations.

   New Stock Option Amendments

   During the period, a total of 600,000 stock options were amended. A total of 600,000 were amended with no change to their $0.15 exercise price but the term was extended from 30 July 2006 until 30 June 2007.

   The Company calculated the incremental increase in the combined fair value of these amended options to be $18,637, which was charged to operations.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 December 2006
U.S. Funds
Unaudited - Prepared by Management

6. **Share Capital** – *Continued*

    d) Stock Options – *Continued*

       Prior Year Stock Option Amendments

       During the 2006 fiscal year, the Company amended the terms of certain outstanding stock options:

       On 22 June 2006 the Company extended the term of 500,000 outstanding stock options originally set to expire on 30 July 2006 until 29 June 2008. No change was made to the exercise price of the options of $0.15.

       On 22 June 2006 the Company extended the term of 710,000 outstanding stock options originally set to expire on 30 July 2006 until 29 June 2008. No change was made to the exercise price of the options of $0.15.

       On 1 December 2005 the Company extended the term of 2,000,000 outstanding stock options originally set to expire on 30 April 2007 until 30 April 2009. No change was made to the exercise price of the options of $0.15.

       On 16 December 2005 the Company extended the term of 250,000 outstanding stock options originally set to expire on 30 December 2005 until 30 December 2006. Of the options extended no change was made to the exercise price of the options and of the total, 150,000 options have an exercise price of $0.17 and 100,000 options have an exercise price of $0.15.

       The Company calculated the incremental increase in the combined fair value of these amended options to be $160,867, which was charged to operations.

       During the 2005 fiscal year, the Company amended the terms of certain outstanding stock options:

       For 940,000 options the Company reduced the exercise price from $0.25 to $0.17 and extended the term from 30 January 2005 to 30 December 2005. The Company further amended 740,000 of these options to an exercise price of $0.15 and an expiry date of 30 July 2006.

       For 1,491,250 options the Company reduced the exercise price from $0.20 to $0.17 and extended the term from 30 January 2005 to 30 December 2005. The Company further amended 1,391,250 of these options to an exercise price of $0.15 and an expiry date of 30 July 2006.

       For 940,000 options the Company reduced the exercise price from $0.20 to $0.17 and extended the term from 30 July 2005 to 30 December 2005. The Company further amended 869,412 of these options to an exercise price of $0.15 and an expiry date of 30 July 2006.

       For 900,000 options the Company extended the term from 31 December 2005 to 30 July 2006 with no change to the exercise price of $0.15.

       For 250,000 options the Company reduced the exercise price from $0.20 to $0.17 and extended the term from 30 July 2005 to 30 July 2006.

       For 750,000 options the Company extended the term from 30 July 2005 to 30 July 2006 with no change to the exercise price of $0.20.

       The Company estimated the combined fair value of these amended options to be $305,706 which was charged to operations.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 December 2006
U.S. Funds
Unaudited - Prepared by Management

---

6. Share Capital – *Continued*

d) Stock Options – *Continued*

<u>Total outstanding and exercisable</u>

A total of 1,212,426 and 150,000 stock options expired on 30 July 2006 and 30 December 2006 respectively.

Details of outstanding share purchase options are as follows:

	Number of options		Weighted average exercise price per share
Options outstanding, 30 June, 2006	8,302,426	$	0.15
Options granted	800,000		0.15
Options exercised	(900,000)		0.15
Options cancelled	(1,362,426)		0.15
Options outstanding, 31 December, 2006	6,840,000	$	0.15

As at 31 December, 2006, the following share purchase options were outstanding:

Options	Number of shares	Price per Share	Expiry date
	2,760,000	$0.15	30 April 2007
	200,000	$0.15	29 June 2007
	300,000	$0.40	30 June 2007
	1,080,000	$0.15	29 June 2008
	2,000,000	$0.15	30 April 2009
	500,000	$0.40	30 June 2009
Total outstanding and exercisable	6,840,000		

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 December 2006
U.S. Funds
Unaudited - Prepared by Management

6. **Share Capital** – *Continued*

    e) Warrants

       New Warrant Amendments

       A total of 2,000,000 share purchase warrants were amended from the original exercise price of $0.50 per share to a new price of $0.40 per share and the expiry date amended from 6 April 2007 to 30 June 2008.

       The Company estimated the combined fair value of these amended warrants to be $112,723 which was charged to operations.

       Prior Year Warrant Amendments

       During the 2006 fiscal year, the expiration dates of 1,825,000 warrants were extended from 19 July 2006 until 30 June 2008 at no change to their $0.15 exercise price. A total of 1,566,667 warrants of exercise price $0.50 were reset to an exercise price of $0.15 and their term extended until 29 June 2007.

       The Company estimated the combined fair value of these amended warrants to be $155,419 which was charged to operations.

       During the 2005 fiscal year, the Company extended the term of 2,565,000 outstanding share purchase warrants from 19 July 2005 and 10 September 2005 until 30 December 2006 with no change to the exercise price of $0.15. The Company also extended the term of 820,000 outstanding share purchase warrants from 19 July 2005 and 19 July 2006 with no change to the exercise price of $0.15.

       The Company estimated the combined fair value of these amended warrants to be $161,903 which was charged to operations.

       Total outstanding and exercisable

       A total of 450,000 and 370,000 share purchase warrants expired on 14 July 2006 and 19 July 2006 respectively.

       Details of outstanding share purchase warrants are as follows:

Warrants	Number of Shares	Price per Share	Exercise/Expiry Date
	66,667	$0.50	6 April 2007
	2,100,000	$0.50	29 April 2007
	1,433,334	$0.15	29 June 2007
	1,825,000	$0.15	30 June 2008
	5,425,001		

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 December 2006
U.S. Funds
Unaudited - Prepared by Management

6. **Share Capital** – *Continued*

    f) Black-Scholes Option-Pricing Model Assumptions

        The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	31 December 2006	30 June 2006	31 July 2005
Expected dividend yield	0.00%	0.00%	0.00%
Expected stock price volatility	91% - 99%	95% - 140%	117% - 140%
Risk-free interest rate	4.02% - 4.19%	2.90% - 4.44%	2.90% - 3.15%
Expected life of options (years)	0.79 – 2.79	1.02 – 3.42	1.04 – 2.08

        The fair value of each warrant amendment is estimated on the date of amendment using the Black-Scholes option-pricing model with the following assumptions:

	31 December 2006	30 June 2006	31 July 2005
Expected dividend yield	0.00%	0.00%	0.00%
Expected stock price volatility	96%	95%	117% - 127%
Risk-free interest rate	4.02%	4.41%	3.03% - 3.15%
Expected life of warrants (years)	1.79	1.00 – 2.00	1.00 – 1.75

        Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

7. **Related Party Transactions**

    All related party transactions have been disclosed elsewhere in these interim consolidated financial statements, except as follows:

    a) During the year, management, director, or officer fees in the amount of $185,625 (31 January 2006 - $135,000) were paid or accrued to directors of the Company or a director of one of the Company's subsidiaries. Of that amount, $28,125 (31 January 2006 - $56,250) has been recorded in resource property costs. The Company paid bonuses totalling $200,000 to two directors during the year in recognition of valuable service to the Company.

    b) During the 2006 fiscal year, management wrote down a receivable of $138,178 determined to be uncollectible which is owing from a company controlled by the estate for a deceased director. Management intends to pursue the full amount of the receivable until payment or settlement is reached.

    c) As at 31 December 2006, $166,994, is payable to two directors of the Company.

    The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 December 2006
U.S. Funds
Unaudited - Prepared by Management

8. Income Taxes

As at 30 June 2006, the Company has approximately CDN $2,810,000 of losses for income tax purposes which may be used to offset future taxable income. These losses expire as follows:

Year of Origin	Expiry Year		CDN$ Amount
2000	2007	$	860,000
2001	2008		400,000
2002	2009		404,000
2003	2010		350,000
2004	2014		444,000
2005	2015		352,000
		$	2,810,000

The Company has certain resource related expenses of approximately CDN $1,938,000 which may be carried forward indefinitely and used to reduce future taxable income.

Future income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income taxes. The significant components of the Company's Canadian future tax assets are as follows:

		30 June 2006		31 July 2005
Non-capital loss carry-forwards	$	893,923	$	999,498
Resource property exploration expenditures		616,521		564,402
Property, plant and equipment		212,777		182,226
		1,723,222		1,746,127
		(1,723,222)		(1,746,127)
	$	-	$	-

In addition, the Company's subsidiaries have incurred certain expenditures in Indonesia that may be used to reduce taxes should production be achieved. The benefits, if any, of these income tax losses and resource pools carried forward have not been reflected in the accounts.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 December 2006
U.S. Funds
Unaudited - Prepared by Management

9. Segmented Information

	North America	Indonesia	Consolidated
31 December 2006			
Segmented revenue	$ -	$ -	$ -
Segmented income (loss)	$ (803,189)	$ (359,652)	$ (1,162,841)
Identifiable assets	$ 1,889,477	$ 113,490	$ 2,002,967
30 June 2006			
Segmented revenue	$ -	$ -	$ -
Segmented income (loss) *(i)*	$ 2,426,457	$ (503,340)	$ 1,923,117
Identifiable assets	$ 2,387,240	$ 129,775	$ 2,517,015

i) The North America income for the eleven months ended 30 June 2006 includes a gain of $3,506,833 from the disposition of the Company's Yapen subsidiary during the 2006 fiscal year *(Note 4av)* as well as terminated farm-out proceeds of $100,000.

10. Commitments and Contractual Obligations

By agreement dated 26 April 2005, the Company entered into a consulting agreement with an officer of the Company for management services at $10,000 per month for a period of 20 months expiring 31 December 2006.

11. Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year's presentation.

12. Subsequent Events

Subsequent to 31 December 2006:

a) 830,000 Stock Options were exercised, generating proceeds to the Company of $124,500.

MANAGEMENT'S DISCUSSION & ANALYSIS

FORM 51-102F1

CONTINENTAL ENERGY CORPORATION

For the Second Quarter of Fiscal Year 2007 Ended December 31, 2006

NATURE OF BUSINESS

Continental Energy Corporation ("Continental" or the "Company") is an oil and gas exploration company engaged in the assembly of a portfolio of oil and gas exploration properties with high potential resource prospects. Continental is focusing its efforts in Indonesia where large tracts of acreage can be accumulated, there is a long and positive history of oil exploration success, and geological conditions are favorable for hydrocarbon accumulation. Continental has acquired rights to an Indonesian production sharing contract area covering 3,649 square kilometers (900,000 acres), the Bengara-II Block. Continental is an exploration stage company and none of its oil and gas properties currently generate revenue.

Our accompanying financial statements have been prepared using accounting principles generally accepted in Canada. Our fiscal year end is June 30th. All reported amounts are in United States dollars unless otherwise noted.

The date of this report is as of February 28, 2007.

FORWARD-LOOKING INFORMATION

This interim management discussion and analysis ("MD&A") contains certain forward-looking statements and information relating to Continental that are based on the beliefs of its management as well as assumptions made by and information currently available to Continental. When used in this document, the words "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to Continental or its management, are intended to identify forward-looking statements. This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, and the estimated cost and availability of funding for the continued exploration and development of the Company's oil and gas properties. Such statements reflect the current views of Continental with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Aside from factors identified in the annual MD&A, additional important factors, if any, are identified here.

HIGHLIGHTS OF THE QUARTER

The "Past Quarter" ended December 31, 2006 marks the end of the second quarter and six months of the Company's annual fiscal year ending June 30, 2007. Significant events having material effect on the business affairs of the Company which have occurred during the Past Quarter are summarized below:

Bengara-II Drilling Funded
CNPC paid in October 2006 its Earning Obligation under its deal to buy a 70% stake in CGB2 in cash in the amount of $18,700,000 into a CGB2 account jointly controlled by Continental, which funds shall be used exclusively to pay for exploration drilling on the Bengara-II PSC area.

New Jakarta Office Opened
The Company's 18% owned Continental-GeoPetro (Bengara-II) Ltd. subsidiary closed its Fatmawati office in Jakarta and opened a new office from November 30, 2006 at:

CONTINENTAL-GEOPETRO (BENGARA-II) LTD.
8th Floor Plaza Mutiara
Jl. Lingkar Mega Kuningan Kav. E I-2
Jakarta, 12950, Indonesia
Phone +6221-5785-2419
Fax +6221-5785-2420.

Bengara-II First Drilling Tendered

The Company's 18% owned Indonesian subsidiary Continental-GeoPetro (Bengara-II) Ltd. ("CGB2") has called for tenders to provide turn-key, integrated drilling services to drill the first of four planned wildcat exploration wells on the Bengara-II PSC, onshore East Kalimantan. CGB2. Bid submission closes on the 18th of December and CGB2 expects to award the drilling contract shortly thereafter. The first well of the 2006-07 drilling program shall be the Seberaba-1 exploration well which shall be drilled to a total depth of 4,200 meters (13,780 feet). The Seberaba-1 is located to test 4 different oil-prone zones.

Registered Office Address Change

On December 1, 2006 the Registered and Records Offices of the Company was changed from #304, 20338 65th Street, Langley, B.C. V2Y 2X3, Canada to 20570 – 56th Avenue, Langley, B.C. V3A 3Z1 CANADA and a Notice of Change of Offices was filed online with the Registrar of Companies in Victoria advising them of such change.

New Finder West Coast

The Company engaged American West Pacific Int'l Invest Corp ("AWP") of San Francisco to provide successful efforts private placement sourcing at its own risk and expense. The Company shall pay a "Finder's Fee" equal to fifteen percent (15%) of the actual cash proceeds received by the Company from the private placement subscription funds; half the said Finder's Fee (7.5%) in the form of cash and half (7.5%) in the form of Units valued at the subscription price. Additionally, in the event the Placee exercises any warrants obtained as part of the Units then the Company shall pay AWP a cash fee equivalent to ten percent (10%) of the actual cash proceeds received by the Company from the warrants exercise.

New Finder East Coast

The Company engaged Sichenzia Ross Friedman Ference LLP of New York City to source private placements and prepare related SEC filings and registration statements for the Company. The Company paid a $2,500 retainer and, subject to the finder's successful efforts, the Company shall pay a flat fee of $27,500 upon the close of a financing plus an additional $10,000 on filing of a SB2 registration statement and a further $10,000 thirty days thereafter.

Public Relations

The Company entered into an investor relations contract with The Money Channel, for a series of weekly radio interviews to promote the Company to air from mid-November 2006 through mid-February 2007 at a flat fee of $25,000.

New Option Grants & Amendments

There were no new grants of options or warrants during the Past Quarter

Amendments to Existing Options & Warrants

There were no amendments to existing options or warrants during the Past Quarter.

Warrants & Options Exercises, Expiries & Terminations

A total of 1,123,333 warrants and 900,000 options were exercised during the Past Quarter for a total of $303,500 to the Company. A total of 150,000 options expired on 30 December 2006. No options were terminated during the Past Quarter.

Shares Issues

A total of 2,023,333 new common shares were issued during Past Quarter in conjunction with warrants and options exercises. No new share purchase warrants were issued during the Past Quarter.

Bonuses Authorized

In recognition of exceptional service to the Company and its shareholders in their respective capacity and influence in concluding the Bengara-II sale to CNPC Hong Kong the Company authorized on December 28, 2006 payment of cash bonuses totaling $270,000 to two executive officers and one employee.

Directors Fees Authorized

At the Annual General Meeting held on December 29, 2006 shareholders approved director's fees in the amount of $15,000 to be paid annually to each Director. During the Past Quarter the Company paid a total of $60,000 to its 4 directors.

Annual General Meeting Held

The Company's Annual General Meeting was held on December 29, 2006 in Vancouver. At the meeting, shareholders:
- Elected Richard L. McAdoo, James D. Eger, Paul Hayes, Jr., and David Yu as Directors for the ensuing year
- Appointed Dale, Matheson, Carr-Hilton, LaBonte as the Company's auditors for the coming year
- Confirmed, ratified and approved grants of, and amendments to stock options awarded during the preceding year.
- Confirmed, ratified, and approved things done, on behalf of the Company, by the Board of Directors, the Directors and the Officers of the Company during the preceding year.

Significant events possibly having material effect on the business affairs of the Company which have occurred since the end of the Past Quarter ended December 31, 2006 but prior to publication of this report are summarized below:

Oil & Gas Activities Report
Subsequent to the Past Quarter the Company filed an annual report on its oil and gas activities under a Form-51-101F1, F2 and F3 filing with, and as required by, Canadian securities regulators. The report may be downloaded from the SEDAR website.

Investment Banker Hired
The Company hired Carter Securities, LLC of New York City to assist the Company in raising capital through private placements of the Company's stock. The engagement was signed by the parties on February 15, 2007 and has a term of 90 days.

New Bank Account Established
The Company opened a bank account at Park Cities Bank, Dallas, Texas to facilitate its future USA operations and financing activities.

Payroll Processor Hired
The Company hired Automated Data Processing, Seattle, WA to handle its payroll and tax reporting.

Warrants and Options Expired
No warrants or options expired from the end of the Past Quarter until the date of this report.

Warrants and Options Exercised
Zero warrants and 830,000 options were exercised from the end of the Past Quarter until the date of this report, with total proceeds to the Company of $124,500.

Shares Issues
A total of 830,000 new common shares were issued subsequent to the Past Quarter in conjunction with options exercises. No new share purchase warrants were issued subsequent to the Past Quarter.

Shareholding
As of the date of this report the Company had 59,961,269 common shares issued and outstanding.
As of the date of this report the Company had   5,425,001 common share purchase warrants outstanding.
As of the date of this report the Company had   6,010,000 common share purchase options outstanding.

RESULTS OF OPERATIONS

Financial Results for the Second quarter Ended December 31, 2006

The Past Quarter ended December 31, 2006 marks the end of the second quarter and first six months of the Company's annual fiscal year ending June 30, 2007.

Summary of Quarterly Results

The following table sets out selected unaudited quarterly financial information of Continental and is derived from unaudited quarterly consolidated financial statements as filed on SEDAR.

Period	Revenues	Loss from Continued Operations and Net Income (loss)	Basic Income (Loss) per Share from Continued Operations and Net Income (loss)	Fully Diluted Income per Share from Continued Operations and Net Income (loss)
2nd Quarter 2007	Nil	(627,461)	(0.01)	(0.01)
1st Quarter 2007	Nil	(535,380)	(0.01)	(0.01)
4th Quarter 2006 *	Nil	(527,163)	(0.01)	(0.01)
3rd Quarter 2006	Nil	(344,393)	(0.01)	(0.01)
2nd Quarter 2006	Nil	(656,462)	(0.01)	(0.01)
1st Quarter 2006	Nil	3,451,135	0.06	0.05
4th Quarter 2005	Nil	3,609,268	0.07	0.05
3rd Quarter 2005	Nil	(977,858)	(0.02)	(0.02)

* The 4th Quarter 2006 only consists of 2 months due to the change in year-end from July 31 to June 30.

- **Current Working Capital Situation**

  As at December 31, 2006, the Company's interim consolidated financial statements reflect a working capital position of $1,647,593. This represents a decrease in the working capital of approximately $639,329 compared to the June 30, 2006 working capital position of $2,286,922. The decrease was mainly due to general and administrative requirements during the period as well as cash bonuses and director fees paid during the period. The decrease was offset by option and warrant exercises during the period. The cash balance at December 31, 2006 was $1,873,407 compared to $2,395,727 as at June 30, 2006, a decrease of $522,320. During the current quarter, the Company's cash balance decreased by $99,295.

  The Company used $889,124 for operating activities during the six months ended December 31, 2006 compared with $199,716 in the six months ended January 31, 2006. During the current quarter, the Company used $369,711 as compared with $127,806 in the same fiscal quarter in the prior year.

  The cash resources provided by investing activities during the six months ended December 31, 2006 was $63,304 compared with$3,367,734 in the six months ended January 31, 2006. The Company's property expenditures have continued at a maintenance level until management decides to commence further exploration and development of its Indonesian properties. In the current period, the Company recognized $21,000 as proceeds from the sale of 70% of its interest in the Bengara subsidiary. The sale of the majority interest in Bengara leaves the Company with an 18% interest in Bengara. The Company will no longer consolidate its interest and therefore the Company recognized a $75,520 adjustment on deconsolidation. The prior year amount includes the proceeds from the Yapen sale in the amount of $3,600,000. During the current quarter, the Company used $33,084 as compared with $220,537 in the same fiscal quarter in the prior year.

  The cash resources provided by financing activities during the six months ended December 31, 2006 was $303,500 compared with $47,613 in the six months ended January 31, 2006. During the current period the company received proceeds of $303,500 for share issuances compared with $60,000 in the prior period. During the current quarter, cash resources provided by financing activities were $303,500 as compared with $53,001 in the same fiscal quarter in the prior year.

  Cash on hand is sufficient to fund the Company's overhead costs and exploration objectives for the immediate future. The Company intends to continue to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.

- **Investments**

  During the six months ended December 31, 2006, the Company invested $143,122 in its Indonesian oil & gas properties and recovered $146,500 from its farm out partner, GeoPetro. The Company also invested $36,594 in equipment purchases mainly relating to computer and computer software.

- **Finance**

  During the six months ended December 31, 2006 there were 900,000 Stock Options and 1,123,333 Warrants exercised, generating proceeds to the company of $303,500.

  On December 31, 2006, the Company had options outstanding granted to directors, officers and consultants to purchase an aggregate of 6,840,000 shares at $0.15 and expiring at varying dates between April 30, 2007 and April 30, 2009.

  On December 31, 2006, the Company had warrants outstanding to purchase an aggregate of 5,425,001 shares at prices ranging from $0.15 to $0.50 and expiring at varying dates between April 6, 2007 and June 30, 2008.

- **Expenses**

  Overall, the Company had a loss from operations during the six months ended December 31, 2006 of $1,162,841 compared to income of $2,808,027 in the six months ended January 31, 2006. The largest difference was the fact that the Company sold its Yapen subsidiary for cash proceeds of $3,600,000 and recorded a gain of $3,506,833 on disposition in the six months ended January 31, 2006. In the current period, the Company sold 70% of its interest in its Bengara subsidiary and recorded a gain of $60,324. The Company had a loss per share of $0.01 in the six months ended December 31, 2006 compared to income per share of $0.05 in the six months ended January 31, 2006. The fully diluted loss per share is $0.02 in December 2006 compared to income of $0.04 in January 2006.

  During the six months ended December 31, 2006, the Company elected to remove certain accounts payable in the amount of $90,739 off its books due to the fact that they were over 6 years old and the Company has received no correspondence from these vendors over this period. These payables were on the books of the Company when the current management took over the Company and have been maintained for conservative purposes, but upon legal advice they are now being written off resulting in a gain of $90,739. During the current period the Company generated $48,197 in interest income due to the large cash balance on hand. In the comparative period the Company generated $30,230 in interest income

General and administrative expenses increased by $889,989 from $475,491 to $1,365,480 for the six months ended December 31, 2006 and six months ended January 31, 2006 respectively. The prior year costs were very lower due to the fact that the Company was short of funds. After the Yapen sale the Company activity has picked up and therefore the general and administrative costs have gone up. The significant changes to general and administrative expenses are as follows. The Company recorded stock-based compensation expense, relating to management and consulting contracts, of $118,958 for the six months ended December 31, 2006 compared to $72,929 in the six months ended January 31, 2006. During the period, the Company amended the terms of certain share purchase warrants outstanding. The Company has recorded the fair value of the amended warrants as financing fees, being $112,723 for December 2006 compared to $Nil for January 2006. Management fees increased by $292,670 from $201,401 to $494,071. The increase is due to management bonuses of $270,000 paid to two executive directors and one employee, director's fees of $60,000 paid the Company's directors and utilizing additional management staff in the Company's Indonesian operations over the prior year and severance payments made to Bengara staff upon disposition of the Company's Bengara subsidiary. The company utilized more consultants in the period and therefore spent $46,549 which is an increase of $40,246 over the prior period. Rent increased by $53,206 from $13,871 to $67,077. The increase relates to higher premises costs in Dallas and Jakarta as well as early termination penalties for the premises in Jakarta due to the disposition of Bengara. Travel increased by $112,920 from $52,731 to $165,651. The travel increase is due to the company's efforts to promote its properties and business plan as well as the establishment of strategic relationships throughout the world. Office expenses increased by $96,037 from $40,339 to $136,376. The increase in office expenses is due to the increased activity of the Company and work done prior to selling the Bengara subsidiary. Professional fees increased by $103,964 from $23,605 to $127,569. This is due to higher audit and accounting fees and more legal work required in the current period. The current period consisted of higher legal costs for various due diligence work which did not exist in the prior period. Investor relations expense amounted to $48,350 in the current period while there was no similar expense in the prior period due to the lack of funds. All other expense groups appear consistent with the comparative period and most decreased slightly.

ADDITIONAL DISCLOSURE

Material Contracts & Commitments
During the Past Quarter, no new material contracts or commitments were undertaken and not elsewhere disclosed herein or in the interim consolidated financial statements.

Related Party Transactions
During the Past Quarter, no new related party agreements, or modifications to existing agreements, of any kind were made by the Company which are not otherwise already disclosed herein.

Expenditures made by the Company to related parties during the six months ended December 31, 2006 and balances receivable as at December 31, 2006 are as follows:

- During the period, management, director, or officer fees in the amount of $185,625 (31 January 2006 - $135,000) were paid or accrued to directors of the Company or a director of one of the Company's subsidiaries. Of that amount, $28,125 (31 January 2006 - $56,250) has been recorded in resource property costs. The Company paid bonuses totalling $200,000 to two directors during the year in recognition of valuable service to the Company.

- During the 2006 fiscal year, management wrote down a receivable of $138,178 determined to be uncollectible which is owing from a company controlled by the estate for a deceased director. Management intends to pursue the full amount of the receivable until payment or settlement is reached.

- As at 31 December 2006, $166,994, is payable to two directors of the Company.

Investor Relations, Publicity and Promotion
During the Past Quarter, no new arrangements, or modifications to existing agreements, were made by the Company for investor relations services, publicity, promotion or advertising agreements which are not otherwise already disclosed herein.

Finder's Agreements, Financial Advice & Fund Raising
During the Past Quarter, no new arrangements, or modifications to existing agreements, were made by the Company relating to financial advice, fund raising or finder's agreements which are not otherwise already disclosed herein.

Significant Accounting Policies
The interim consolidated financial statements for the quarter and first six months ended December 31, 2006 followed the same accounting policies and methods of application in the most recent annual financial statements.

Approval
The Board of Directors of Continental has approved the disclosure contained in this interim MD&A.

Additional Information
Additional information relating to Continental is available on SEDAR at www.sedar.com.

Claims, Contingencies & Litigation
Except for any contingencies elsewhere disclosed herein, or in the interim consolidated financial statements, the Company knows of no material, active or pending claims or legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation that might materially adversely affect the Company or a property interest of the Company.

CONTINUOUS DISCLOSURE & FILINGS - CANADA

Additional disclosure is made on a continuous basis through periodic filings of Company financial information, significant events, including all press releases and material change reports and disclosure of new or changed circumstances regarding the Company. Unaudited quarterly financial statements are filed by the Company with the British Columbia Securities Commissions ("BCSC") for each fiscal quarter. Shareholders and interested parties may obtain downloadable copies of mandatory filings made by the Company with Canadian securities regulators on the internet at the "SEDAR" website www.sedar.com which is the "System for Electronic Document Archiving and Retrieval", employed by Canadian securities regulatory commissions to enable publicly traded companies to electronically file and archive documents and filings in compliance with applicable laws and securities trading regulations. The Company began filing on SEDAR in 1997. All Company filings made on SEDAR during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

CONTINUOUS DISCLOSURE & FILINGS - USA

The Company is also a full reporting issuer and filer of US Securities and Exchange Commission ("US-SEC") filings. US-SEC filings include Form 20F annual reports and audited financial statements. Interim unaudited quarterly financial reports in this format together with press releases and material contracts and changes are filed under Form-6K. The Company has filed electronically on the US-SEC's EDGAR database commencing with the Company's Form 20F annual report and audited financial statements for the fiscal year ended 30 June 2006. See website www.sec.gov/edgar/searchedgar/webusers.htm. Prior to that event the Company filed with the US-SEC in paper form. All Company filings made to US-SEC during the past fiscal year and during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

---o0o---

Form 52-109F2 *Certification of Interim Filings*

I Richard L. McAdoo, President and Chief Executive Officer of Continental Energy Corporation, certify that:

1.   I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Continental Energy Corporation, (the issuer) for the interim period ending December 31, 2006;

2.   Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.   Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.   The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a)   designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b)   designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5.   I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 6, 2007

(signed) "*Richard L. McAdoo*"
Name: Richard L. McAdoo
Title: President and Chief Executive Officer

Form 52-109F2 *Certification of Interim Filings*

I James D. Eger, Chief Financial Officer of Continental Energy Corporation, certify that:

1.   I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Continental Energy Corporation, (the issuer) for the interim period ending December 31, 2006;

2.   Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.   Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.   The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a)   designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b)   designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5.   I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 6, 2007

(signed) "*James D. Eger*"
Name: James D. Eger
Title: Chief Financial Officer